Exhibit (a)(1)(O)

Amendment No. 1 to

Exela Technologies, Inc.

Amended and Restated Offer to Exchange dated May 2, 2022

This Amendment No.1 (this “Amendment”) amends the information previously provided in the Amended and Restated Offer to Exchange, dated May 2, 2022 (the “May 2 Offer to Exchange” and, together with the Amendment the “Offer”) of Exela Technologies, Inc. (“we”, “us”, the “Company” or “Exela”), whereby Exela is offering up to 100,000,000 shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for its 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (an effective price of $1.25 per share of Common Stock). Except as amended and supplemented hereby, the information in the May 2 Offer to Exchange remains unchanged. To the extent there are any conflicts between the information in this Amendment and the information in the May 2 Offer to Exchange, the information in this Amendment hereby replaces and supersedes such information. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the May 2 Offer to Exchange.

The May 2 Offer to Exchange is amended as follows:

1.       The section entitled “Summary of The Offer – Why is the Company Amending the Offer” is amended and restated in its entirety as follows:

“Subsequent to the commencement of the Offer on April 18, 2022, Nasdaq expressed concerns regarding the ability of the Series B Preferred Stock and the proposed new series of voting preferred stock to meet the Nasdaq listing requirements. To address this concern, the Company changed the consideration being offered for each increment of 20 shares of Common Stock from one share of a proposed new series of voting preferred stock to one share of Series B Preferred Stock and proposed the Tandem Stock Dividend. The Tandem Stock Dividend will result in effectively granting voting rights to the Series B Preferred Stock and is designed to address Nasdaq’s concerns. Because the likely inability to obtain a listing of the proposed new series of preferred stock would materially impair the contemplated benefits of the original Offer and thus cause a condition to the Preferred Stock Offer (as defined in the April 18, 2022 Offer to Exchange) to not be satisfied, the Company terminated the Preferred Stock Offer.”

2.       If the conditions to the Offer set forth in the May 2 Offer to Exchange (as amended by this Amendment) under the heading The Offer – Conditions to the Completion of the Offer” are satisfied, the Company will accept for exchange all shares of Common Stock validly tendered by the Expiration Date. Any and all references to the Company being able to elect to terminate the Offer even if all such conditions are satisfied are eliminated.

3.       The section entitled “The Offer – Conditions to the Completion of the Offer” is amended as follows:

•	The conditions set forth in the first and third bullet points are eliminated.

•	The following additional condition is added as a new first bullet point:

“Neither The Nasdaq Capital Market, the Depositary Trust Company, nor any other applicable governmental or regulatory body has informed the Company of a material impediment to the listing of the Tandem Preferred Stock on Nasdaq as a security that trades automatically with the Series B Preferred Stock or of the failure of the Series B Preferred Stock to satisfy the listing requirements of the Nasdaq Capital Market following the Tandem Stock Dividend.”

May 10, 2022